Cool Update from Madeleine

MM Madeleine MacRae
To: Michelle Lorts <michelle_lorts@lorts.com>; Geri Wright <gwright@arizonatheatre.org>

Sun 6/12/2022 8:27 AM

Hi Ladies!!!

So, as it turns out, I'm the lone ranger female in our C12 group. I do miss you both and totally understand why you bowed out from C12. I've debated it too, but it seems like it's still the right place for me still.

I wanted to reach out and share an update with you on my capital raise. I have told you both about and it is finally LIVE!!!!

Geri, I know you deal with fundraising all of the time and it's second nature for you, but doing any sort of fund raising is a brand-new adventure for me and doing it on a crowdfunding platform that combines pitching to accredited investors and to inexperienced investors has made it that much more challenging to navigate. The good news is that I LOVE a steep learning curve and have gotten so much out of the process that the experience alone is already paying me dividends!!

I would be so appreciative if you could check out the pitch on Wefunder and give me your feedback.

I have to send access directly through Wefunder site so please let me know if you don't get the link.

THANK YOU SO MUCH!!

All the best,

Madeleine MacRae

MM MacRae Coaching & Consulting | Homepro Toolbox
www.mmmacrae.com | www.homeprotoolbox.com
610-322-9066

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